UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Art’s-Way Manufacturing Co., Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

043168103
(CUSIP Number)

Joseph R. Dancy 1007 Beaver Creek Duncanville, Texas 75137 (972) 780-1805
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 16, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [  ]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. 043168103	13D	Page 2 of 8 Pages

1		names of reporting persons
Joseph R. Dancy
2	check the appropriate box if a member of a group (see instructions)	(a) [ ]
**Joint Filing		(b) [ ]

3		sec use only

4		source of funds (see instructions)
OO
5		check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)
Not applicable
6		citizenship or place of organization
U.S.A.
NUMBER OF	7	sole voting power
SHARES		95,000 (1)
BENEFICIALLY	8	shared voting power
OWNED BY		138,800
EACH	9	sole dispositive power
REPORTING		95,000 (1)
PERSON	10	shared dispositive power
WITH		138,800
11		aggregate amount beneficially owned by each reporting person
233,800 (1)
12	check if the aggregate amount in row (11) excludes certain shares (see instructions)	[ ]

Reporting person expressly disclaims beneficial ownership of 110,323 shares of the 233,800 aggregate amount reported in Row 11, except to the extent of his pecuniary interests therein.
13		percent of class represented by amount in row (11)
5.8% (2)
14		type of reporting person (see instructions)
IN

(1) Includes options held by Joseph Dancy that are exercisable within 60 days to acquire 4,000 shares of common stock.

(2) The percentage is based upon 4,039,052 shares of common stock outstanding as of April 10, 2013, and 4,000 shares of common stock that may be acquired by Joseph Dancy upon the exercise of options exercisable within 60 days, which are deemed outstanding in accordance with Rule 13d-3(d)(1) under the Exchange Act.

CUSIP No. 043168103	13D	Page 3 of 8 Pages

1		names of reporting persons
Victoria A. Dancy
2	check the appropriate box if a member of a group (see instructions)	(a) [ ]
**Joint Filing		(b) [ ]

3		sec use only

4		source of funds (see instructions)
OO
5		check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)
Not applicable
6		citizenship or place of organization
U.S.A
NUMBER OF	7	sole voting power
SHARES		53,000
BENEFICIALLY	8	shared voting power
OWNED BY		180,800 (1)
EACH	9	sole dispositive power
REPORTING		53,000
PERSON	10	shared dispositive power
WITH		180,800 (1)
11		aggregate amount beneficially owned by each reporting person
233,800 (1)
12	check if the aggregate amount in row (11) excludes certain shares (see instructions)	[ ]

Reporting person expressly disclaims beneficial ownership of 152,323 shares of the 233,800 aggregate amount reported in Row 11, except to the extent of her pecuniary interests therein.
13		percent of class represented by amount in row (11)
5.8% (2)
14		type of reporting person (see instructions)
IN

(1) Includes options held by Joseph Dancy that are exercisable within 60 days to acquire 4,000 shares of common stock.

(2) The percentage is based upon 4,039,052 shares of common stock outstanding as of April 10, 2013, and 4,000 shares of common stock that may be acquired by Joseph Dancy upon the exercise of options exercisable within 60 days, which are deemed outstanding in accordance with Rule 13d-3(d)(1) under the Exchange Act.

CUSIP No. 043168103	13D	Page 4 of 8 Pages

1		names of reporting persons
LSGI Technology Venture Fund L.P.
75-2825353
2	check the appropriate box if a member of a group (see instructions)	(a) [ ]
**Joint Filing		(b) [ ]

3		sec use only

4		source of funds (see instructions)
OO
5		check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)
Not applicable
6		citizenship or place of organization
Texas
NUMBER OF	7	sole voting power
SHARES		0
BENEFICIALLY	8	shared voting power
OWNED BY		85,800
EACH	9	sole dispositive power
REPORTING		0
PERSON	10	shared dispositive power
WITH		85,800
11		aggregate amount beneficially owned by each reporting person
85,800
12	check if the aggregate amount in row (11) excludes certain shares (see instructions)	[ ]

13		percent of class represented by amount in row (11)
2.1% (1)
14		type of reporting person (see instructions)
PN

(1) The percentage is based upon 4,039,052 shares of common stock outstanding as of April 10, 2013.

CUSIP No. 043168103	13D	Page 5 of 8 Pages

1		names of reporting persons
LSGI Advisors Inc.
75-2805972
2	check the appropriate box if a member of a group (see instructions)	(a) [ ]
**Joint Filing		(b) [ ]

3		sec use only

4		source of funds (see instructions)
OO
5		check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)
Not applicable
6		citizenship or place of organization
Texas
NUMBER OF	7	sole voting power
SHARES		85,800 (1)
BENEFICIALLY	8	shared voting power
OWNED BY		0
EACH	9	sole dispositive power
REPORTING		85,800 (1)
PERSON	10	shared dispositive power
WITH		0
11		aggregate amount beneficially owned by each reporting person
85,800 (1)
12	check if the aggregate amount in row (11) excludes certain shares (see instructions)	[ ]

13		percent of class represented by amount in row (11)
2.1% (2)
14		type of reporting person (see instructions)
CO

(1) Includes 85,000 shares owned by LSGI Technology Venture Fund L.P., a limited partnership of which LSGI Advisors Inc. is the general partner.

(2) The percentage is based upon 4,039,052 shares of common stock outstanding as of April 10, 2013.

The following constitutes Amendment No. 5 (“Amendment No. 5”) to the Schedule 13G filed by the undersigned on July 6, 2009, as amended on Schedule 13D, filed by the undersigned on January 22, 2013 (collectively, the “Schedule 13D”). This Amendment No. 5 amends the Schedule 13D as specifically set forth herein. Joseph R. Dancy, Victoria A. Dancy, LSGI Technology Venture Fund L.P. (“LSGI Fund”) and LSGI Advisors Inc. (“LSGI Advisors”) are the “Reporting Persons”.

Item 1.	Security and Issuer.

Item 1 is amended and restated in its entirety as follows:

This Schedule 13D relates to the common stock, $0.01 par value (the “Common Stock”), of Art’s-Way Manufacturing Co., Inc., a Delaware corporation (the “Company”).  The address of the Company’s principal executive office is 5556 Highway 9, Armstrong, Iowa 50514-0288.

Item 2.	Identity and Background.

Item 2 is amended as follows:

Joseph R. Dancy currently holds options that are exercisable within 60 days to acquire 4,000 shares of common stock, an increase from the options exercisable within 60 days to acquire 2,000 shares as previously disclosed on the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following:

All of the Common Stock sold or acquired by the Reporting Persons during the period covered by this Amendment No. 5, as listed in Item 5 below, was sold or acquired by the Reporting Persons: (1) in open market sales by LSGI Fund for a total of approximately $173,126; and (2) as options to purchase Common Stock granted to Mr. Dancy on April 25, 2013 in connection with Mr. Dancy’s service to the Board of Directors of the Company.

Item 5.	Interest in Securities of the Issuer.

Item 4 is hereby amended and restated as follows:

(a)           As of the date hereof, the Reporting Persons beneficially own the amount of Common Stock set forth below.  For Mr. Dancy, the percentage set forth below is based upon 4,039,052 shares of Common Stock outstanding as of April 10, 2013 and 4,000 shares of Common Stock that may be acquired by Mr. Dancy upon the exercise of options exercisable within 60 days.  For Mrs. Dancy, the percentage set forth below is based upon 4,039,052 shares of Common Stock outstanding as of April 10, 2013 and 4,000 shares of Common Stock that may be acquired by Mr. Dancy upon the exercise of options exercisable within 60 days. For LSGI Fund and LSGI Advisors, the percentage set forth below is based upon 4,039,052 shares of Common Stock outstanding as of April 10, 2013:

Mr. Dancy:
Percentage of
Shares of Common Stock	Outstanding Common Stock
233,800	5.8%

Mrs. Dancy:
Percentage of
Shares of Common Stock	Outstanding Common Stock
233,800	5.8%

LSGI Fund:
Percentage of
Shares of Common Stock	Outstanding Common Stock
85,800	2.1%

LSGI Advisors:
Percentage of
Shares of Common Stock	Outstanding Common Stock
85,800	2.1%

(b)           The information set forth in items 7 through 11 of the cover pages (pages 2-5) hereto is incorporated herein by reference.

(c)           From sixty days prior to April 16, 2013 until the date of filing hereof, the following transactions occurred:

Date	Direct Beneficial Owner	Type of Activity	Type of Security	Shares	Aggregate Purchase Price of Security
04/16/2013	LSGI Technology Venture Fund L.P.	Open Market Sale	Common Stock	25,000	$0
04/17/2013	LSGI Technology Venture Fund L.P.	Open Market Sale	Common Stock	5,000	$0
04/25/2013	Joseph R. Dancy	Stock Option Award	Common Stock	2,000	$0

(d)           Not applicable

(e)           Not applicable

Item 7.	Exhibits.

Exhibit 1                      Joint Filing Agreement of the Reporting Persons, dated January 22, 2013 (incorporated by reference to Exhibit 1 to the Schedule 13D filed by the Reporting Persons on January 22, 2013).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 17, 2013

Joseph R. Dancy

/s/ Joseph R. Dancy
Signature

Victoria A. Dancy

/s/ Victoria A. Dancy
Signature

LSGI TECHNOLOGY VENTURE FUND, L.P.

	BY:	LSGI Advisors Inc., its General Partner

		BY:	/s/ Joseph R. Dancy
Joseph R. Dancy, President

LSGI ADVISORS INC.

		BY:	/s/ Joseph R. Dancy
Joseph R. Dancy, President